CBD – Companhia Brasileira de Distribuição
BOVESPA: PCAR4; NYSE:CBD

NOTICE TO THE MARKET

São Paulo, Brazil, December 10, 2004 – Companhia Brasileira de Distribuição (CBD) – (BOVESPA: PCAR4; NYSE: CBD) announces today that hired Ágora Senior Corretora de Títulos e Valores Mobiliários S.A. as market maker and Latin Finance Advisory & Research S.A. as advisor in the process aimed at promoting the liquidity of its shares. Currently, CBD has 28,712 million preferred shares (PN) being traded on the market.

The market maker is a trading agent committed to maintain bid and ask orders on a regular and continuous basis at a pre-defined maximum spread, facilitating transactions and avoiding artificial share price movements caused by lack of liquidity. Its performance is ruled by the CVM (Securities and Exchange Commission of Brazil) Instruction, 384, dated March 17, 2003. The hiring of market maker by CBD reinforces its commitment to investors and to the best trading practices.

Ágora Senior will effectively start acting as CBD´s shares market maker on December 10, 2004 until September 01, 2006.

São Paulo, December 10, 2004.

Fernando Queiroz Tracanella
Investors Relations Officer